October 21, 2010

BY EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Jim B. Rosenberg

Re:	Infinity Pharmaceuticals, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2009

File No. 000-31141

Ladies and Gentlemen:

On behalf of Infinity Pharmaceuticals, Inc., I am responding to the supplemental comments received verbally from Ibolya Ignat, Staff Accountant, on October 13, 2010 following the Staff’s review of our initial response to your letter of September 1, 2010. We refer to your September 1 letter as the “initial letter,” and references to Staff comments in this letter are to the numbered comments contained in the initial letter. Our responses to your supplemental comments, which are set forth below, are keyed to the applicable headings in the initial letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Financial Statements: Note 7 – Loan Commitment Asset, page 74

1.	We acknowledge your prior response to Comment #4. Please address the following:

a.	Please confirm that your Board of Directors has approved of the draw down of the line of credit with Purdue prior to March 31, 2012.

b.	You have stated that you have determined the fair value of the loan commitment asset with the assistance of a valuation specialist. A fair value measurement assumes the highest and best use of the asset by market participants that is physically possible, legally permissible and financially feasible under ASC 820-10-35. It is unclear that your loan commitment asset is an asset that could be exchanged in an active or inactive market. Please tell us if you could sell a probable loan commitment asset as is required to determine the fair value of an asset under ASC 820-10-35. Please also tell us if you have the contractual ability to sell this asset as is required to determine the fair value under ASC 820-10-35.

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Cambridge, MA 02139

TEL: 617.453.1000

FAX: 617.453.1001

U.S. Securities and Exchange Commission

October 21, 2010

c.	Please prepare an analysis of how the loan commitment asset complies with the requirement that a discount resulting from the determination of present value in non-cash transactions is not an asset separable from the note that gave rise to it in ASC 835-30-45-1A given that you have not drawn on the line of credit.

d.	Please prepare an analysis that demonstrates the recognition of the loan commitment asset satisfies all three characteristics of an asset defined in paragraph 26 in Statement of Concepts No. 6.

e.	Please prepare an analysis of how the loan commitment asset represents a separate element simultaneously bargained for as part of a multiple-element arrangement.

f.	Please provide any other operative guidance relied upon.

Response:

In considering how to account for each of the elements exchanged in the collaboration arrangement with Purdue Pharmaceutical Products L.P., Mundipharma International Corporation Ltd. and related entities (the “Purdue entities”), we considered the speech delivered by Joseph McGrath of the SEC’s Office of Chief Accountant on December 11, 2006 before the 2006 AICPA National Conference on Current SEC and PCAOB Developments (the “McGrath Speech”) pertaining to multiple element arrangements outside the area of revenue recognition. Excerpts from that speech are below:

“Over the past year, we encountered a number of instances where transactions or agreements contained multiple elements and were not otherwise subject to specific authoritative literature… Regardless of the example, the same fundamental questions exist: (i) should the arrangement be separated into two or more elements for accounting purposes and (ii) how should the elements be measured. Regarding the first question - in the situations we encountered, the arrangements were complex, and the accounting was obviously dependent upon the specific facts and circumstances. While no one factor would be determinative, we asked registrants to consider whether: (i) the elements had economic value or substance; (ii) any of the elements would meet the definition of an asset or a liability; (iii) there are instances where similar elements would be purchased or sold on an individual basis; and (iv) the company has a reasonable basis to make an allocation among the elements… With regard to the second question - how should each of the elements be measured - it is again necessary to consider the substance of the transaction… We generally believe that fair value is a more appropriate allocation basis than the stated amounts in the contract.”

In the following discussion we consider the four factors noted in the McGrath Speech and address the points raised in the Staff’s comment.

Economic Value - In the full context of the negotiation of our November 2008 agreements with the Purdue entities, access to the line of credit (which we call the “loan commitment asset”) had value at the time, and continues to have value today. This is particularly so given the favorable terms granted, including interest accruing at the prime rate, the right to defer payment of principal and interest until 2019, and the right to repay amounts owed in shares of our common stock. While we fully intend to draw on the line of credit, we believe that access to the line of credit had value at the close of the transaction whether or not we were to draw on it, because of the contractual access to funding, at a below-market rate, represented by the financial instrument. As a pre-commercial biotechnology company that has incurred substantial

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operating losses since inception, we could not secure a line of credit in the market with similar terms without incurring a substantial cost. Further, the line of credit was secured during a highly volatile time in the U.S. capital markets, where access to funding, especially for small-capitalization biotechnology companies like us, was limited. Having an enhanced contractual financing “runway” in hand for any purpose (e.g., to in-license or acquire other assets opportunistically) was of value to us, as it would be to any other entity. In addition, had we not negotiated for the line of credit with its favorable terms, we would have sought to capture the value received in the arrangement in some other fashion.

Definition of an Asset - Statement of Concepts No. 6 reads, in relevant part, as follows:

“An asset has three essential characteristics: (a) it embodies a probable future benefit that involves a capacity, singly or in combination with other assets, to contribute directly or indirectly to future net cash inflows, (b) a particular entity can obtain the benefit and control others’ access to it, and (c) the transaction or other event giving rise to the entity’s right to or control of the benefit has already occurred…. Assets commonly have other features that help identify them—for example, assets may be acquired at a cost and they may be tangible, exchangeable, or legally enforceable. However, those features are not essential characteristics of assets. Their absence, by itself, is not sufficient to preclude an item’s qualifying as an asset. That is, assets may be acquired without cost, they may be intangible, and although not exchangeable they may be usable by the entity in producing or distributing other goods or services. Similarly, although the ability of an entity to obtain benefit from an asset and to control others’ access to it generally rests on a foundation of legal rights, legal enforceability of a claim to the benefit is not a prerequisite for a benefit to qualify as an asset if the entity has the ability to obtain and control the benefit in other ways.”

The loan commitment asset has each of the three essential characteristics of an asset described in Statement of Concepts No. 6.

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First, access to the line of credit provides us cash to continue funding our operations prior to becoming cash flow positive from operations or, as noted above, to potentially acquire other assets. Paragraph 26 of Statement of Concepts No. 6 states that “the relationship between service potential or future economic benefit of its assets and net cash inflows to an entity is often indirect…” The fact that we are now able to access financing without incurring any additional cost, effort, or payment clearly has the capacity to increase our net cash inflow because it reduces the cash outflows needed to institute a borrowing facility (e.g., commitment, origination and availability fees). The favorable interest rate of the line of credit will lead to lower interest being paid when we draw the line, which also results in a reduction of our future cash outflows. It is this reduced cash outflow, the access to which is fully within our control, that is the “net inflow” contemplated in the definition of an asset. Further, paragraph 26 of Statement of Concepts No. 6 explicitly provides that “assets may be acquired without cost, they may be intangible, and although not exchangeable they may be usable to the entity producing or distributing other goods or services.” Therefore, whether the loan commitment is transferable is not relevant to the determination of its existence as an asset.

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Second, the loan commitment asset is a benefit we received as part of the November 2008 agreements with the Purdue entities, and we do not have the contractual right to sell or transfer it. Indeed, the line of credit agreement expressly provides that we do not have the right to assign our rights or obligations thereunder, or any interest therein, without the lenders’ prior written consent. Therefore, we obtained the benefits of, and the right to control others’ access to, the asset at the time we entered into the agreements.

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Third, the transaction that gave us the right to control the loan commitment asset occurred when we finalized the agreements with the Purdue entities. We can draw down on the line of credit at any time before March 31, 2012, and we have the approval of our Board of Directors to do so. Paragraph 31 of Statement of Concepts No. 6 states that “rights to receive services of other entities for specified or determinable future periods can be assets of particular entities.”

Also, the right to draw on the line of credit is a financial instrument, and therefore an asset, because it provides us the right to receive (i) cash and (ii) another financial instrument (the debt obligation to repay cash). ASC 825-10-20 defines a financial instrument as follows:

“Cash, evidence of an ownership interest in an entity, or a contract, that both:

a.	Imposes on one entity a contractual obligation either:

1.	To deliver cash or another financial instrument to a second entity

2.	To exchange other financial instruments on potentially unfavorable terms with the second entity

b.	Conveys to that second entity a contractual right either:

1.	To receive cash or another financial instrument from the first entity

2.	To exchange other financial instruments on potentially favorable terms with the first entity…

Contractual rights and obligations encompass both those that are conditioned on the occurrence of a specified event and those that are not. All contractual rights and obligations that are financial instruments meet the definition of asset (liability) set forth in FASB Concepts Statement No. 6.”

Since our arrangement with Purdue provided us with a contractual right to receive cash pursuant to a loan agreement at an “off-market” interest rate, recording the fair value of this financial instrument is consistent with recognition criteria of Statement of Concepts No. 6 and the considerations of the McGrath Speech. Further,initially measuring the line of credit commitment at its fair value is consistent with the general recognition for any financial instrument that is received or issued.

Asset Purchased or Sold on Individual Basis – As noted above, while we cannot transfer the loan commitment asset to another party, we believe the loan commitment asset could be purchased on an individual basis.

While in our response to the initial letter we referred to the concepts of ASC 835-30-25-8, 9, 11 and 12, we respectfully note that the loan commitment asset is not a debt discount, which is defined as “the difference between the net proceeds, after expense, received upon issuance of

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debt and the amount payable at its maturity.” (ASC 835-30-45-1A) Since the loan commitment asset is not a discount, but rather represents the value associated with the availability of the line of credit with advantageous terms, it must be reported in the balance sheet as an asset as with any other financial instrument that represents an asset.

While a loan commitment does not represent a derivative under ASC 815-10-15-69, it does represent a financial instrument to be recognized on receipt. Our subsequent accounting is to amortize the asset through the maturity date of the line of credit based, in part, on the guidance in ASC 470-50-40-21 (formerly EITF 98-14). On exercise of the commitment (i.e., actual draw down on the line of credit), a portion of the unamortized commitment (calculated using a ratio of the amount borrowed under the line-of-credit to the total commitment of $50 million) would be realized from the asset and recorded as a discount on the borrowed amounts, and then included in the interest accretion on that drawn liability.

Reasonable Basis to Allocate Among Elements – We concluded that we had a reasonable basis to determine the fair value of the loan commitment asset in a manner consistent with ASC 820-10-35, Fair Value Measurements and Disclosures. ASC 820-10-35-3 states that

“A fair value measurement assumes that the asset or liability is exchanged in an orderly transaction between market participants to sell the asset or transfer the liability at the measurement date. The transaction to sell the asset or transfer the liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant that holds the asset or owes the liability.”

While we acknowledge fair value is determined from the perspective of a market participant, we respectfully submit that GAAP does not require that an asset must be able to be sold or transferred in order to determine a fair value. In fact, GAAP acknowledges the consideration of a hypothetical transaction when actual transactions do not exist. By way of example, we note the guidance in ASC 805-20-20, Business Combinations, which states that, “[a]n asset is identifiable if… it arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the entity or from other rights and obligations (the contractual-legal criterion).”

Furthermore, ASC 805-20-55-2 provides the following:

“…an intangible asset that meets the contractual-legal criterion is identifiable even if the asset is not transferable or separable from the acquiree or from other rights and obligations…. For example: an acquiree leases a manufacturing facility under an operating lease that has terms that are favorable relative to market terms. The lease terms explicitly prohibit transfer of the lease (through either sale or sublease). The amount by which the lease terms are favorable compared with the pricing of current market transactions for the same or similar items is an intangible asset that meets the contractual-legal criterion for recognition separately from goodwill, even though the acquirer cannot sell or otherwise transfer the lease contract…”

In determining the fair value of the loan commitment asset, we considered the differential between market participant rates and terms and the rates and terms of the line of credit from Purdue. We also considered assumed commitment fees for lines of credit with market interest rates. For all lines of credit, the terms are specifically based on the individual prospects of the

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borrowing entity. The fact that an asset is not transferrable, while noted above as not affecting the existence of the asset, can affect the valuation of the asset when such restricted transferability impedes the holder’s monetization of the asset’s benefit. In the case of the line of credit, however, we are able to monetize the benefit by drawing on the line of credit itself (i.e., monetizing the differential in interest rates), so the lack of transferability is not a significant factor in the valuation.

For the foregoing reasons, we believe our accounting for the loan commitment asset complies with GAAP.

Financial Statements: Note 12 – Collaborations, page 76

2.	Please revise your disclosures to include the information provided to us supplementally in your response to Comment #5 as appropriate. Please also disclose the date and the transaction pursuant to which Purdue became a related party.

Response:

In future filings, beginning with our Form 10-Q for the quarterly period ended September 30, 2010, we intend to disclose that:

•	Purdue Pharmaceutical Products L.P. and Mundipharma International Corporation Limited became related parties in November 2008 upon entry into the strategic alliance agreements;

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since the shares of our common stock were purchased by the Purdue entities at a premium to the closing stock price on November 19, 2008, and the fair value of the rights and licenses transferred as part of the collaboration arrangement could not be reliably determined, we have attributed the premium over the closing price of our common stock using the residual method to the grant of rights and licenses to the Purdue entities; and

•	there is no obligation for us to repay the $42.0 million allocated to the grant of rights and licenses.

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In connection with our response to your comments, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our SEC filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to any filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding this letter, please feel free to contact me at (617) 453-1000.

Very truly yours,

INFINITY PHARMACEUTICALS, INC.

/s/ Christopher M. Lindblom
Christopher M. Lindblom
Vice President and Controller; Principal Accounting Officer